

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 20, 2022

Bruce Labovitz
Chief Financial Officer
Bowman Consulting Group Ltd.
12355 Sunrise Valley Drive, Suite 520
Reston, Virginia 20191

> **Re: Bowman Consulting Group Ltd.**
> **Draft Registration Statement on Form S-1**
> **Submitted January 12, 2022**
> **CIK No. 0001847590**

Dear Mr. Labovitz:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennie Beysolow at 202-551-8108 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jason Simon